Exhibit 4.1

DESCRIPTION OF SECURITIES

Semnur Pharmaceuticals, Inc. (the “Company,” “we,” “our” or “Semnur”) shares of Common Stock, par value $0.0001 per share (the “Common Stock”) and Warrants to purchase one share of Common Stock, each at an exercise price of $11.50 per share (the “Warrants”) are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On September 22, 2025, we consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of August 30, 2024 (as amended, restated or supplemented from time to time, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025 and Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025)(the “Merger Agreement”), by and among us, Denali Merger Sub Inc., our then-wholly owned subsidiary (the “Merger Sub”), and the pre-Business Combination Semnur Pharmaceuticals, Inc. (now known as Semnur, Inc., “Legacy Semnur”).

General

The following description summarizes the most important terms of Semnur’s securities. The following summary does not purport to be complete and is subject to the Company’s Restated Certificate of Incorporation (the “Charter”), the Company’s Bylaws (the “Bylaws”), and the provisions of applicable law. Copies of the Charter and Bylaws have been filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2025, and are incorporated herein by reference. Stockholders are encouraged to read the applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), the Charter and the Bylaws in their entirety for a complete description of the rights and preferences of Semnur’s securities.

Authorized Stock

The Charter authorizes the issuance of (i) 740,000,000 shares of Common Stock, $0.0001 par value per share and (ii) 45,000,000 shares of undesignated preferred stock, $0.0001 par value per share (the “Preferred Stock”), of which 5,423,606 shares have been designated as Series A Preferred Stock. As of December 3, 2025, there were 229,740,978 shares of Common Stock and 5,423,606 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of Common Stock.

Dividend Rights

The holders of Common Stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by the board of directors of Semnur (the “Board”) upon the shares of capital stock of Semnur, which dividends may be paid either in cash, in property or in shares of capital stock of Semnur, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Subject to applicable law and the Charter, the Board has full power to determine whether any dividends shall be declared and paid to stockholders.

Voting Rights

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter on which stockholders generally are entitled to vote, except for any amendment to the Charter that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Charter or the DGCL. Any action or matter presented to the stockholders at a duly called or convened meeting, at which a quorum is present, will be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon, except that Semnur’s directors are elected by a plurality of the votes cast.

Right to Receive Liquidation Distributions

In the event of a change of control, liquidation, dissolution or winding up of Semnur, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

No Preemptive or Similar Rights

The Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Fully Paid and Non-Assessable

The outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

The Charter authorizes the Board, subject to limitations prescribed by Delaware law, to issue up to 45,000,000 shares of preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, in each case without further vote or action by Semnur’s stockholders. The number of authorized shares of Common Stock and Preferred Stock may be increased or decreased (but not below the number of the shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding stock of Semnur entitled to vote thereon.

The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock. Other than the Series A Preferred Stock issued to Scilex Holding Company (“Scilex”), there is no other Preferred Stock outstanding and Semnur has no current plans to issue any other shares of Preferred Stock.

Series A Preferred Stock Number and Designation

We filed the Certificate of Designations, designating 5,423,606 shares of our preferred stock as “Series A Preferred Stock”. As of December 3, 2025, 5,423,606 shares of Series A Preferred Stock have been issued to Scilex pursuant to the terms of the Merger Agreement and such shares have all of the rights, preferences and privileges set forth in the Certificate of Designations as more fully described below.

Rank

The Series A Preferred Stock shall rank (i) senior to all Common Stock, and to all other classes or series of capital stock of Semnur, except for any such other class or series, the terms of which expressly provide that it ranks on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of Semnur (“Junior Securities”); and (ii) on parity with each class or series of capital stock of Semnur, created specifically ranking by its terms on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of Semnur (“Parity Securities”).

Dividend Rights

Holders of Series A Preferred Stock shall not be entitled to dividends unless Semnur pays dividends to holders of Common Stock and shall be entitled to receive, when, as and if declared by the Board, such dividends (whether in cash or other property) as are paid to holders of Common Stock to the same extent as if such holders of Series A Preferred Stock had been deemed to convert their shares of Series A Preferred Stock into Common Stock and had held such shares of Common Stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the Common Stock.

Liquidation Preference

In the event of a change of control, liquidation, dissolution or winding-up of Semnur, whether voluntary or involuntary, before any payment or distribution of Semnur’s property or assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of Series A Preferred Stock shall be entitled to receive an amount per share of Series A Preferred Stock equal to the greater of (i) the sum of $10.00 (which amount shall be appropriately adjusted in the event of any stock split, stock combination or other similar recapitalization of the Series A Preferred Stock) and all accrued and unpaid dividends and (ii) the amount such share of Series A Preferred Stock would be entitled to receive pursuant to the change of control, liquidation, dissolution or winding-up of Semnur assuming that such share had been converted into shares of Common Stock in a Deemed Conversion (as defined below). If, in the event of a change of control, liquidation, dissolution or winding-up of Semnur, Semnur’s assets, or proceeds thereof, are insufficient to pay in full the aggregate amount of liquidation preference payable in respect of all outstanding shares of Series A Preferred Stock, such assets or the proceeds thereof will be distributed ratably in proportion to the respective amounts of the liquidation preference if paid in full.

Conversion and Redemption Rights

The shares of Series A Preferred Stock are not convertible into Common Stock or any other securities of Semnur and are not redeemable by Semnur; provided, however, a number of the rights, preferences and privileges of the Series A Preferred Stock set forth in the Certificate of Designations will be determined based on an as-converted-to-Common Stock basis or otherwise assume that the shares of Series A Preferred Stock are converted into shares of Common Stock. Accordingly, the number of shares of Common Stock that each share of Series A Preferred Stock is deemed to be (or otherwise being treated as) converted into for the purpose of affecting the various rights, preferences and privileges of the Series A Preferred Stock set forth in the Certificate of Designations (a “Deemed Conversion”), whether in connection with a change of control or otherwise, shall be equal to the result obtained by dividing (i) stated value by (ii) $10.00 (subject to anti-dilution adjustments).

Voting and Other Preferred Rights

Except as otherwise required by law or as set forth in the Certificate of Designations, the holders of shares of Series A Preferred Stock are entitled to vote, together with the holders of shares of Common Stock and not separately as a class, on all matters upon which holders of shares of Common Stock have the right to vote. The holders of shares of Series A Preferred Stock are entitled to one vote for each share of Common Stock that such share of Series A Preferred Stock would otherwise be convertible into pursuant to a Deemed Conversion on the record date for the determination of the stockholders entitled to vote.

As long as any shares of Series A Preferred Stock are outstanding, Semnur shall not, without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock (a) change the Series A Preferred Stock (whether by merger, conversion, consolidation, reclassification or otherwise) into cash, securities or other property except in accordance with the terms of the Certificate of Designations; (b) create, authorize or issue any Parity Security or other equity security the terms of which provide that it ranks senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of Semnur, or increase the authorized amount of any such other class or series; or (c) amend its certificate of incorporation or the Certificate of Designations in any manner that adversely affects the holders of Series A Preferred Stock.

Registration Rights

Pursuant to the Amended and Restated Registration Rights Agreement, dated September 22, 2025, by and among the Company and the stockholders named therein, certain stockholders of Semnur are able to demand that Semnur register their registrable securities under certain circumstances and have piggyback registration rights for these securities. In addition, Semnur is required to file and maintain an effective registration statement under the Securities Act covering the resale of all such registrable securities. The registration of these securities enables the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of Semnur’s securities.

Anti-takeover Matters in Semnur’s Governing Documents and Under Delaware Law

Certain provisions of Delaware law, along with the Charter and the Bylaws, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of Semnur. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of Semnur to first negotiate with the Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire Semnur, which could deprive Semnur’s stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Authorized but Unissued Capital Stock

The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the rules and listing standards of The Nasdaq Stock Market LLC. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of Semnur by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Charter provides that the Board is divided into three classes, with the classes as nearly equal in number as practical and each class serving three-year staggered terms. The directors in each class serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at the first annual meeting of stockholders following the date the Charter was filed with the Secretary of State of the State of Delaware and those assigned to Class II whose term shall expire to the second annual meeting of stockholders following the date the Charter was filed with the Secretary of State of the State of Delaware), with one class being elected each year by the stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Semnur, because it generally makes it more difficult for stockholders to replace a majority of the directors.

The Charter also provides that the total number of directors shall be determined from time to time exclusively by the Board; provided that, at any time prior to a Trigger Event (as defined below), the stockholders may also fix the number of directors by resolution adopted by the stockholders. “Trigger Event” means the time that Scilex and its affiliates first cease to beneficially own more than 50% of the voting power of the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors.

Removal of Directors; Vacancies

The Charter provides that, except as otherwise required by law or the Charter, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of stock of Semnur entitled to vote generally in the election of such directors; provided, however, that, from and after the Trigger Event, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of Semnur entitled to vote thereon, voting together as a single class, in each case subject to the rights of holders of any series of Preferred Stock.

In addition, the Charter provides that, except as otherwise provided therein or by law, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board, may be filled by a majority of the directors then in office, although less than a quorum, or by Semnur’s stockholders; provided, however, that from and after the Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by Semnur’s stockholders, in each case subject to the rights of the holders of any series of preferred stock. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of Semnur or changes in its management.

Delaware Anti-Takeover Law

The Charter provides that Semnur has opted out of Section 203 of the DGCL until the occurrence of a Trigger Event, at which time Semnur shall immediately and automatically become governed by Section 203 of the DGCL. Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

The Charter provides that the restrictions on business combination of Section 203 of the DGCL do not apply to Scilex or its current or future Affiliates (as defined in the Charter) regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of capital stock of Semnur entitled to vote generally in the election of directors beneficially owned by them.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Charter does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of capital stock of Semnur entitled to vote generally in the election of directors are able to elect all of Semnur’s directors.

Special Stockholder Meetings

The Charter provides that special meetings of stockholders may only be called by order of the Chairman of the Board, the Board or the Chief Executive Officer; provided, however, that at any time prior to the Trigger Event, special meetings of Semnur stockholders shall also be called by or at the direction of the Board or the Chairman of the Board at the request of Scilex, in each case subject to the rights of the holders of any series of Preferred Stock with respect to such series of preferred stock. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Director Nominations and Stockholder Proposals

The Bylaws established advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Semnur with certain information.

Generally, to be timely, a stockholder’s notice must be delivered to the secretary of Semnur at Semnur’s principal executive offices not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2026, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be June 30, 2025); provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by Semnur. The Bylaws will also specify requirements as to the form and content of a stockholder’s notice. The Bylaws will allow any previously scheduled stockholders meeting to be postponed, adjourned or canceled by resolution of the Board; provided, however, that with respect to any special meeting of stockholders scheduled at the request of Scilex, the Board is not allowed to postpone, reschedule or cancel without the prior written consent of Scilex. In addition, the Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL and the terms of the Charter, any action required or permitted to be taken by the stockholders of Semnur must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of Semnur may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to Semnur in accordance with the DGCL, in each case subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Charter provides that, upon the occurrence of the Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the following provisions of the Charter: Article V (Board of Directors), Article VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), Article VII (Limitation of Liability), Article VIII (Corporate Opportunities and Competition), Article IX (Exclusive Forum), Article X (Section 203 of the DGCL) and Article XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

The Charter and Bylaws provide that the Board is authorized to make, alter and repeal the Bylaws, without the consent or vote of the stockholders, by an approval of a majority of the total authorized number of directors. Upon the occurrence of the Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the Bylaws.

The provisions of the DGCL, the Charter and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of the Board and Semnur’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum

The Charter provides that, unless Semnur consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Semnur, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the current or former directors, officers, employees or stockholders of Semnur to Semnur or its stockholders, (iii) any action asserting a claim against Semnur or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of the Charter or Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Charter or Bylaws, (v) any action or proceeding asserting a claim against Semnur or any of the current or former directors, officers, employees or stockholders of Semnur as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, the Charter provides that, unless Semnur consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although Semnur believes these provisions benefit the company by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against Semnur’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against Semnur, a court could find the choice of forum provisions contained in the Charter to be inapplicable or unenforceable in such action. Semnur may incur additional costs associated with resolving such action in other jurisdictions, which could harm the business, operating results and financial condition of Semnur. Any person or entity purchasing or otherwise acquiring any interest in shares of Semnur’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

Limitation of Liability and Indemnification of Directors and Officers

The Charter and Bylaws contain provisions that limit the liability of Semnur’s directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, Semnur’s directors and officers are not personally liable to Semnur or its stockholders for monetary damages for any breach of fiduciary duties as directors or officers, as applicable, except liability for the following:

•	any breach of their duty of loyalty to Semnur or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL;

•	any transaction from which the director or the officer derived an improper personal benefit; or

•	with respect to any officer, any action by or in the right of the corporation.

The Charter also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of Semnur’s directors or officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Bylaws provide that Semnur shall indemnify any Covered Person and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of Semnur or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of Semnur), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by Semnur) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Bylaws provide that Semnur may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at Semnur’s expense, to protect Semnur and any person who is or was a director, officer, employee or agent of Semnur or is or was a director, officer, employee or agent of Semnur serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not Semnur would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Bylaws.

We have entered into indemnification agreements with their respective directors and officers, as determined by the Board. These agreements, among other things, require Semnur to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require Semnur to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. The Board believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The above description of the indemnification provisions of the Charter, the Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 26, 2025.

Certain of Semnur’s non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of the Board.

The limitation of liability and indemnification provisions in the Charter and the Bylaws may discourage stockholders from bringing a lawsuit against Semnur’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Semnur’s directors and officers, even though an action, if successful, might benefit Semnur and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent Semnur pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, Semnur has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Charter provides that, to the fullest extent permitted by law, no Identified Person (as defined therein) has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which Semnur or its affiliates are engaged or that are deemed to be competing with Semnur or any of its affiliates or (ii) otherwise investing in or providing services to any person that is engaged in the same or similar business activities as Semnur or its affiliates or competes with Semnur or its affiliates. In addition, to the fullest extent permitted by law, no Identified Person has any obligation to offer to Semnur or its subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which Semnur or its affiliates are engaged or that are deemed to be competing with Semnur or any of its affiliates. Subject to the preceding sentences and to the fullest extent permitted by applicable law, neither Semnur nor any of its subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and Semnur waives and renounces any interest or expectancy therein, except with respect to opportunities offered solely and expressly to officers of Semnur in their capacity as such.

Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Semnur’s stockholders will have appraisal rights in connection with a merger or consolidation of Semnur. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. However, appraisal rights are not available in all circumstances.

Stockholders’ Derivative Actions

Under the DGCL, any of the stockholders of Semnur may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Semnur’s capital stock at the time of the transaction to which the action relates.

Warrants

As of December 3, 2025, an aggregate of 8,250,000 public warrants (the “Public Warrants”) and 510,000 private warrants (the “Private Warrants” and together with the Public Warrants, the “Warrants”) are outstanding.

Public Warrants

Each Public Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described in the Warrant Agreement, dated as of April 6, 2022, between the Company and VStock Transfer, LLC, as warrant agent. We may, in our sole discretion, lower the warrant exercise price at any time prior to the expiration date for a period of not less than 15 business days (unless otherwise required by the SEC, any national securities exchange on which the Warrants are listed or applicable law) and any such reduction will be identical to all of the warrants, provided that we will provide at least five days’ prior written notice to registered holders of the warrants.

Semnur will not be obligated to deliver any Common Stock pursuant to the exercise of a warrant and shall have no obligation to settle such warrant exercise unless an effective and current registration statement covering the issuance of the Common Stock issuable upon exercise of the warrants is effective and a prospectus relating to such Common Stock is current or a valid exemption from registration is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the Common Stock issuable upon exercise of the Public Warrants is not effective within 60 days from the consummation of the Business Combination, warrant holders may, from the 61st day after the consummation of the Business Combination until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will expire five years from the consummation of the Business Combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

In addition, if, for capital raising purposes, (x) we issue additional shares of Common Stock or equity-linked securities at the Newly Issued Price, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value (as defined in the Warrant Agreement) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of (i) the Market Value or (ii) the Newly Issued Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.

Semnur may call the warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•	in whole and not in part,

•	at any time while the warrants are exercisable,

•

upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sales price of the Common Stock equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which notice of redemption is given, and

•

if, and only if, there is an effective registration statement covering the Common Stock issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

Semnur has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Holdco issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price per share of Common Stock may fall below the $16.50 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If Semnur calls the warrants for redemption as described above, Semnur’s management has the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average volume weighted average last reported sale price of the Common Stock for the 10 trading day period ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. For example, if a holder held a warrant to purchase 150 shares of Common Stock and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares of Common Stock without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of Common Stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances. Requiring a cashless exercise in this manner will reduce the number of shares of Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to use if we do not need the cash from the exercise of the Public Warrants.

If Semnur’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

The warrants were issued in registered form under the Warrant Agreement between VStock, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the registered holders of a majority of the then-outstanding warrants (including the Private Placement Warrants), in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of (i) an increase in the number of issued and outstanding shares of Common Stock by a capitalization or share dividend of the Common Stock or by a sub-division of the Common Stock or other similar event, (ii) an extraordinary dividend or (iii) a decrease in the number of issued and outstanding shares of Common Stock by consolidation, combination, reverse share split or reclassification of Common Stock or other similar event. However, no Common Stock shall be issued at less than their par value. Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, the warrant exercise price will be adjusted (to the nearest cent) by multiplying such warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding shares of Common Stock, or in the case of any merger or consolidation of Semnur with or into another corporation (other than a consolidation or merger in which Semnur is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Semnur as an entirety or substantially as an entirety in connection with which Semnur is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election.

The warrants may be exercised, on or prior to the expiration date, by delivering to the warrant agent at its corporate trust department (i) the warrant certificate and (ii) an election to purchase any Common Stock pursuant to the exercise of a warrant, properly completed and executed by the warrant holder on the reverse of the warrant certificate, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share of Common Stock held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants are exercisable or obligated to issue shares of Common Stock upon exercise of a warrant unless the shares of Common Stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the registered holder of the warrants. Under the terms of the Warrant Agreement, we have agreed to use our commercially reasonable efforts to meet these conditions and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. In no event will we be required to net cash settle any warrant.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.9 or 9.8% of the Common Stock outstanding immediately after giving effect to such exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

Private Warrants

The Private Warrants are identical to the Public Warrants underlying the Public Units except that such Private Warrants, including the Common Stock issuable upon exercise of the Private Warrants, may not be transferred, assigned or sold until 30 days after the closing of the Business Combination, subject to certain exceptions.

The foregoing summary of the terms and conditions of the warrants does not purport to be complete and is qualified in its entirety by reference to the copy of the Warrant Agreement that is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 26, 2025.

Transfer Agent and Registrar

The transfer agent and registrar for Common Stock will be VStock. The transfer agent’s address is 18 Lafayette Place, Woodmere, New York 11598.

Listing

Shares of our Common Stock and Public Warrants are quoted on the Pink Limited Market of the OTC Markets Group, Inc. under the symbols “SMNR” and “SMNRW,” respectively.